Brian P. Banks
Associate General Counsel &
Corporate Secretary
Tel. (816) 983-1382
Fax (816) 983-1227
e-mail: BBanks@KCSouthern.com
September 21, 2007
VIA EDGAR
Daniel Morris, Esq.
Attorney Advisor
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Kansas City Southern
Definitive 14A
Filed March 30, 2007
File No. 001-04717
Dear Mr. Morris:
Kansas City Southern (“KCS” or the “Company”) is pleased to provide the following responses to your comment letter dated August 21, 2007 to Mr. Michael R. Haverty, Chief Executive Officer of KCS, with respect to the above-referenced proxy statement.
In connection with this response, KCS acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
For your convenience, each response to your comments is preceded by the comment to which it relates. Page number references are to the pages of the definitive proxy statement for the 2007 annual meeting of stockholders of the Company.
Executive Compensation Practices, page 16
     1. Please expand your discussion of the functions performed by your compensation consultant to address the nature and scope of the consultant’s assignment, including its role in

Cathedral square	427w 12th street	kansas city, missouri 64105

Daniel Morris, Esq.
Attorney Advisor
Securities and Exchange Commission
September 21, 2007

determining and recommending compensation, and any other material elements of the consultant’s functions. Refer to Item 407(e)(3)(iii) of Regulation S-K.
Response:     Pursuant to Item 407(e)(3)(iii), the services provided by Towers Perrin as consultant to the Compensation and Organization Committee (the “Committee”) are described on pages 17, 18, 27, 28 and 38 of the proxy statement.
Towers Perrin’s role has been to provide market data, including market trend data, to the Committee, to advise the Committee regarding the Company’s executive compensation position relative to the market data, and to make recommendations to the Committee regarding compensation structure and components.
In future filings, a more centralized and detailed discussion of the nature and scope of the Committee’s charge to the consultant and the role of the consultant’s analyses and recommendations in the Committee’s decision-making on compensation issues will be provided.
     2. Please discuss how the compensation committee uses tally sheet information to determine the amount of compensation to be paid to the NEO’s.
Response:     In 2006, the Committee reviewed tally sheets prepared by Towers Perrin in order to:
•	Obtain an estimated value of the NEOs’ overall compensation packages;

•	Assess the appropriateness of each of the pay components provided to these executives;

•	Understand the relative magnitude of all components of total compensation provided to these executives; and

•	Assess the appropriateness of the overall compensation paid to each NEO.
In future filings, more detail will be provided concerning how the Committee uses tally sheets as a tool in its deliberations.
Certain Relationships and Related Transactions, page 19
     3. Please expand your disclosure to discuss your related person transaction policies in greater detail. Among other things, please revise your disclosure to provide additional detail regarding the review and approval of related person transactions, including the specific dollar threshold for transactions subject to review, type of transactions covered and the review standards to be applied by the audit committee. Refer to Item 404 of Regulation S-K. In addition, please revise to confirm that your definition of “related person” is consistent with the definition set forth in Instruction 1 to Rule 404(a) of Regulation S-K.
Response:     At the time of the Company’s 2007 proxy statement filing, the Company’s related person transaction policies were embodied in provisions of the Company’s Code

Daniel Morris, Esq.
Attorney Advisor
Securities and Exchange Commission
September 21, 2007

of Business Conduct and Ethics for Directors, Officers and Employees (the “Code of Ethics”). These provisions restrict employees from engaging in any situation that may involve a conflict, or the appearance of a conflict, between their personal interests and the interests of the Company. These provisions in the Code of Ethics are not limited to transactions exceeding $120,000.
In addition, the Company has followed the rules and regulations of the Commission and the listing standards of the New York Stock Exchange regarding related person transactions. Management of the Company has followed a procedure in which any situation involving a conflict of interest, or any situation that appeared to involve a conflict of interest, between the Company or any of its subsidiaries on the one hand, and senior management or directors of the Company on the other hand, were discussed with the full Board of Directors and either approved or ratified by a majority of the disinterested directors or rejected. In the instances where a conflict of interest existed and the transaction was approved or ratified by the disinterested directors, the transaction was reported in the Company’s financial statements and/or annual proxy statement in accordance with SEC rules.
In May 2007, the Company’s Nominating and Corporate Governance Committee (the “Nominating Committee”) proposed, and the full Board adopted, an amended charter containing procedures for the review and approval or ratification of related person transactions and the reporting of such transactions to the Company’s Audit Committee. These procedures and the definition of “related person” therein are consistent with Item 404. At the same time, the Audit Committee also proposed, and the full Board adopted, an amended charter containing procedures designed to ensure that any related person transactions which are ratified or approved by the Nominating Committee are properly reported by the Company in its financial statements and Commission filings.
The procedures established in these charter amendments will be described in future filings.
Director Compensation, page 22
     4. Please disclose all assumptions made in the valuation of awards in the stock awards column of the table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management’s discussion and analysis. See Instruction to Regulation S-K Item 402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).
Response:     In future filings, we will include in the applicable footnote to the Director Compensation Table a cross-reference to the financial statement footnote in the most recent Form 10-K in which such assumptions are discussed.

Daniel Morris, Esq.
Attorney Advisor
Securities and Exchange Commission
September 21, 2007

     5. For each director, please disclose by footnote to the stock awards column of the director compensation table the grant date fair value of each equity award computed in accordance with FAS 123R. See Instruction to Regulation S-K Item 402(k)(2)(iii) and (iv).
Response:     As described in footnote 1 to the Director Compensation Table, each Non-Management Director, other than Mr. Fitt who retired, received 5,000 unvested restricted shares on the date of the 2006 annual meeting. As required by the Instruction to Item 402(k)(2)(iii) and (iv), the grant date fair value of those awards was disclosed in the table included in footnote 1, on page 23. In future filings, it will be specified that the grant date fair value of any shares awarded has been computed in accordance with FAS 123R.
Primary comparative market, page 28
     6. We note that you have identified the companies comprising the peer group that you have relied upon for benchmarking purposes. If you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K. This disclosure should include a discussion of where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.
Response:     As described in the proxy statement and as contemplated by Item 402(b)(2)(xiv), the Committee reviewed base salary, annual incentive compensation and long-term incentive compensation using market data prepared by Towers Perrin. These data were collected in 2005 and presented to the Committee in 2006, and were utilized by the Committee in making compensation decisions. The Committee did not benchmark different elements of compensation against different benchmarking groups. Rather, the Committee used the market data to determine how the Company’s executive compensation compared to the market median for each of the above components.
Disclosure on page 30 notes that targeted direct compensation levels for our executives have generally been below the median of observed market practices, and that the Committee’s intent is to transition, on average, to market median levels by 2007. It was also disclosed on page 30 that the Committee targets the 50th percentile of the primary competitive market (the peer group companies) in setting base salary levels, and that actual salary levels vary from targeted positioning based on individual contribution and performance, level of responsibility, experience, the Company’s performance and internal equity considerations. It was further stated that the Committee did not give any specific weighting to any of these factors. The analyses of these factors were qualitative in nature.
At the time the benchmarking analysis was conducted in 2005, Mr. Haverty’s base salary was below market median by approximately 8% and Mr. Shoener’s

Daniel Morris, Esq.
Attorney Advisor
Securities and Exchange Commission
September 21, 2007

base salary was above market median by approximately 9%. Mr. Shoener’s compensation reflected Mr. Haverty’s qualitative analysis of Mr. Shoener’s contributions to the Company. In early 2006, both executives received a salary increase of approximately 5%, based on a qualitative analysis of their performance by the Committee. The base salaries of Messrs. Ottensmeyer, Zuza and Avramovich, who were hired after the 2005 benchmark analysis was performed, were below the midpoint of the salary range of their respective salary grades.
When the 2005 benchmark analysis was performed, the overall positioning of base salaries approximated market median, but annual and long-term incentive targets were positioned below market median. As described above, the Committee’s intention is to transition all three components to market median levels by 2007.
The Committee, with the assistance of management and Towers Perrin, intends to complete an updated market analysis this year to be described in the 2008 proxy statement. To the extent actual compensation falls outside targeted parameters, an analysis of why the Committee decided to pay such compensation will be provided.
Compensation Determination and Implementation, page 30
     7. Please provide an expanded analysis of the elements and levels of compensation paid to the named executive officers. Throughout your Compensation Discussion and Analysis, and as to each compensation element, you should provide an analysis of how you arrived at and why you paid each particular level and form of compensation for 2006. For example, we note limited analysis on page 31 of how your long-term equity awards were determined. Although your disclosure provides general information relating to this form of compensation, please provide substantive analysis and insight into how the committee makes actual payout determinations. Refer to paragraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. Please revise your Compensation Discussion and Analysis such that investors are provided with an understanding of the specific factors considered by the committee in ultimately approving particular pieces of each named executive officer’s compensation package and describe the reasons why the committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions. Refer to Item 402(b)(1)(v) of Regulation S-K.
Response:     For 2006, the Committee assigned salary grades and associated salary ranges based on the 2005 market analysis performed by Towers Perrin, internal equity considerations and job functions. The actual salary awarded to each NEO within his respective salary grade was subjectively based on a qualitative evaluation of such factors as the executive’s experience, potential, tenure and contribution to the Company. For each NEO other than Mr. Haverty, the Committee considered

Daniel Morris, Esq.
Attorney Advisor
Securities and Exchange Commission
September 21, 2007

Mr. Haverty’s qualitative evaluation of the NEO’s performance and his recommendations for the NEO’s compensation.
Each salary grade had an associated AIP award target, expressed as a percentage of salary, as well as a target LTI award. AIP award targets were determined based upon achievement of Company financial goals and, in the case of Mr. Zuza only, individual performance goals. LTI grant targets were determined by applying market long-term incentive multiples, expressed as a percentage of salary, to a midpoint level of each salary grade.
Salary increases granted in 2006 were based on the market data provided by Towers Perrin and a qualitative analysis of the NEOs’ contributions to the Company.
AIP awards in 2006 for executives at or above the level of Executive Vice President were based upon Company financial performance goals as described on page 30. For executives at or below the level of Senior Vice President, AIP awards were determined 75% by Company financial performance goals and 25% by individual performance goals. Mr. Zuza was the only NEO in this category in 2006.
Future filings will provide detailed and specific analysis of the Committee’s compensation process, the manner in which the Committee makes payout determinations, the specific factors considered by the Committee in approving each element of compensation, and the bases upon which the Committee concluded that each NEO’s total compensation and each element of that compensation was appropriate in light of the various items considered in making compensation decisions.
     8. Your disclosure suggests that different elements of compensation (such as base salary and incentive compensation) are significantly impacted by individual performance. Please provide additional detail and an analysis of how individual performance contributed to actual 2006 compensation for the named executive officers, including specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. See Item 402(b)(2)(vii) of Regulation S-K.
Response:     Individual performance was subjectively evaluated qualitatively in awarding base salaries to Messrs. Haverty, Shoener and Zuza. The Committee performed a qualitative analysis of Mr. Haverty’s performance and considered Mr. Haverty’s qualitative analysis of Mr. Shoener’s performance and Mr. Shoener’s qualitative analysis of Mr. Zuza’s performance in awarding base salaries for 2006. Messrs. Ottensmeyer and Avramovich were new hires in 2006, so their base salaries were determined as part of the process of negotiating their employment agreements in 2006.
Each executive whose individual performance determines a percentage of his AIP award is evaluated on his or her performance in five basic areas:

Daniel Morris, Esq.
Attorney Advisor
Securities and Exchange Commission
September 21, 2007

•	safety;

•	financial;

•	strategic project;

•	quality of service/customer service; and

•	leadership performance.
Because individuals perform different functions within the Company, each executive individually identifies the weight assigned to each of these factors based upon his or her job description.
As described in our response to comment 7, Mr. Zuza was the only NEO whose individual performance determined a percentage of his AIP award for 2006. Mr. Zuza’s AIP award was based 75% on Company financial performance and 25% on his individual performance as qualitatively evaluated by Mr. Shoener.
Future filings will provide a more detailed analysis of this process.
Annual Incentive Awards , page 30
     9. We note that you have not provided complete quantitative disclosure of all of the necessary targets to be achieved in order for your executive officers to earn their 2006 and 2007 incentive compensation. Although you have disclosed your operating income and consolidated cash flow targets, you have not disclosed applicable business unit or individual performance goals. Please confirm that no such additional goals exist or disclose your targets. Please clearly explain how your incentive awards are specifically structured around such performance goals. Please note that qualitative goals generally need to be presented to conform to the requirements of 402(b)(2)(v). To the extent you believe that disclosure of the goals is not required because it would result in competitive harm such that you may omit the disclosure under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion.
Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. In this regard, general statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. Please provide insight into the factors considered by the committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.
Response:     With the exception of Mr. Zuza’s 2006 AIP award, which was based 25% on his individual performance, individual and business unit performance were not given specific weight in determining 2006 base salary, AIP awards or LTI awards for our

Daniel Morris, Esq.
Attorney Advisor
Securities and Exchange Commission
September 21, 2007

NEOs, but were considered qualitatively by the Committee in setting base salary levels for 2006, which salaries then formed the basis for making AIP and LTI awards.
We do not view 402(b)(2)(v) as being directly applicable to the disclosure of qualitative analysis performed in making compensation decisions, but will provide a more detailed description of any such analysis in future filings to give the reader a clearer picture of the Committee’s processes and decisions.
Business unit goals will play a more specific role in setting 2007 compensation. This process will be described in the 2008 proxy statement.
Change in Control Benefits, page 33
     10. Where appropriate, please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the severance agreements and change of control agreements. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also please discuss how the arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.
Response:     Change in control benefits are described in detail in the sections of CD&A entitled “Change in control benefits,” “Severance compensation,” and “Other compensatory plans that provide benefits on retirement or termination” and in “Potential Payments Upon Termination or Change in Control.” Included in those sections are the various post-termination payments and benefits in each NEO’s employment agreement. These are primarily legacy documents which predate the Commission’s new executive compensation disclosure rules. We believe these disclosures accurately describe how payment and benefit levels are determined under the various trigger events, as contemplated in 402(b)(1)(v) and 402(j)(3).
The Committee did not believe it was appropriate to adjust other compensation elements on account of the change in control arrangements.
Future filings will enhance the organization and clarity of these disclosures, with the objective of making them more reader friendly.
     11. The descriptions of the change of control, retirement and severance benefits on pages page 33-37 and 47-49 are dense and appear to rely too heavily on the use of legalistic and boilerplate descriptions of many of the terms of the agreement Please give appropriate consideration to concentrating this information into concise disclosure of the material concepts that underlie these agreements and present your disclosure in a fashion that is readily understandable and that fits reasonably within your overall compensation discussion. Refer to Section VI of Commission Release 33-8732.

Daniel Morris, Esq.
Attorney Advisor
Securities and Exchange Commission
September 21, 2007

Response:     The various arrangements calling for post-termination compensation and benefits are admittedly complex and were adopted at different points in time. In future filings, an effort to enhance the clarity of these descriptions will be made, as suggested.
Summary Compensation Table, page 40,
     12. As noted in Section II.B.1 of Commission Release 33-8732A, the Compensation Discussion and Analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Please provide a more detailed analysis of how and why the compensation of Mr. Haverty differs so widely from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, please discuss on an individualized basis. Similar disclosure should be provided for Mr. Shoener.
Response:     Three of the NEOs listed in the Summary Compensation Table were not employed by KCS during the entirety of 2006, which is why the compensation provided to Messrs. Haverty and Shoener appears significantly higher than the compensation provided to these NEOs.
In addition, consistent with practice at many public companies, our CEO and COO are paid higher compensation than our other NEOs, based upon their leadership and the greater responsibilities assumed by them in the management of the Company.
Mr. Haverty and Mr. Shoener do not participate in any compensation programs that are not provided to other executives.
Director Nominations, page 52
     13. It appears you have provided a summary of the procedural requirements, such as timing of notices, related to the submission of shareholder nominations. Please also provide a summary of the substantive (informational) requirements for director recommendations submitted by shareholders. Refer to Item 407(c)(2)(ii) of Regulation S-K.
Response:     The informational requirements for director nominations made by shareholders are described in subparagraphs (i), (v) and (vi) in the second paragraph under “Director Nominations” on page 52:
•	All information required to be disclosed by applicable SEC and NYSE rules;

•	A fully completed Director’s Questionnaire on a form supplied by the Company; and

•	Such other information as the Nominating Committee deems relevant.

Daniel Morris, Esq.
Attorney Advisor
Securities and Exchange Commission
September 21, 2007

Also on page 52, in subparagraph (iv) in the first paragraph under “Director Nominations,” we state that the nominee must meet the minimum qualifications for directors established for the Board.
The qualifications for director are described under “Director Qualifications, Qualities and Skills” on page 12. Pursuant to Item 407(e)(2)(ii), we state that the Nominating Committee generally will consider director nominees recommended by stockholders, and that such nominees will be evaluated on the same basis as other nominees considered by the Nominating Committee. Future filings will provide a cross-reference from the shareholder nominations section to the section describing the criteria for Board service.
We appreciate the opportunity to provide this response. If you have any questions or would like to discuss these responses, please call me at 816.983.1382.

Very truly yours,
/s/ Brian P. Banks
Brian P. Banks
Associate General Counsel and Corporate Secretary

cc:	Rodney E. Slater, Esq., Chairman-Compensation & Organization Committee
Michael R. Haverty, Chairman & Chief Executive Officer
Patrick J. Ottensmeyer, Executive Vice President & Chief Financial Officer
William J. Wochner, Jr., Esq., Senior Vice President & Chief Legal Officer